Exhibit 99.1

Stratasys Releases Second Quarter 2024 Financial Results
•Revenue of $138.0 million, compared to $159.8 million ($154.6 million net of divestments) in second quarter 2023, related to ongoing impact of current macroeconomic environment on customer capital equipment purchasing
•Year-over-year growth in recurring consumables revenue of 6.3% reflects continued strong printer utilization
•Improved GAAP gross margin by 230bps and non-GAAP gross margin by 50bps compared to second quarter 2023.
•GAAP net loss of $25.7 million, or $0.36 per diluted share, and non-GAAP net loss of $3.0 million, or $0.04 per diluted share
•$2.4 million in cash used in operations and negative free cash flow of $5.4 million
•Completes strategic review process and announces focused restructuring actions, which are expected to deliver incremental annualized savings of ~$40 million and annualized EBITDA margin of 8% at current revenue levels
•Updates 2024 outlook
MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - August 29, 2024 - Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced financial results for the second quarter 2024.
Second Quarter 2024 Financial Results Compared to Second Quarter 2023:
•Revenue of $138.0 million, compared to $159.8 million ($154.6 million net of divestments).
•GAAP gross margin of 43.8%, compared to 41.5%.
•Non-GAAP gross margin of 49.0%, compared to 48.5%.
•GAAP operating loss of $26.0 million, compared to an operating loss of $33.7 million.
•Non-GAAP operating loss of $3.2 million, compared to non-GAAP operating income of $5.0 million.
•GAAP net loss of $25.7 million, or $0.36 per diluted share, compared to a net loss of $38.6 million, or $0.56 per diluted share.
•Non-GAAP net loss of $3.0 million, or $0.04 per diluted share, compared to non-GAAP net income of $2.5 million, or $0.04 per diluted share.
•Adjusted EBITDA of $2.3 million, compared to $10.6 million.
•Cash used in operating activities of $2.4 million, compared to $23.2 million.
Business Update:
Following a comprehensive strategic review, Stratasys is taking focused restructuring actions to further strengthen its industry leading balance sheet and robust business model to more effectively weather all market cycles. The initiatives are expected to support ongoing focused innovation investments and facilitate wider adoption of additive manufacturing.

Effective immediately, the Company will streamline operations and enhance its go to market strategy to focus on the highest growth potential products, materials and software solutions. By the end of this year, the Company will have rightsized its workforce by approximately 15%. These steps are expected to produce approximately $40 million in annual cost savings beginning in the first quarter of 2025, along with annualized EBITDA margins of 8% at current revenue levels. Furthermore, in addition to sustainable profitability, the Company will remain well-positioned to act upon opportunities that may arise.
Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, stated, “For the Company to maintain its industry leadership, we continuously evaluate and assess our business model to ensure we are optimally aligned with evolving market conditions. We are confident that our efforts will enable our customers to more effectively address their biggest manufacturing challenges, which should lead to increased adoption of our additive technologies. This realignment is critical to ensure that we can achieve our objectives to deliver sustained profitability and cash flow, while remaining ready to capture opportunities when the spending cycle improves, positioning Stratasys to deliver outsized shareholder value.”
Dr. Zeif continued, “During the quarter we achieved strong consumables sales, and strengthened our market position with the addition of leading products, including the H350 version 1.5 printer, the J5 Digital Anatomy printer, and many exciting new software offerings. We understand the importance of a disciplined approach to balancing investment in innovation with staying focused on delivering the most impactful additive manufacturing applications to our customers and value to shareholders.”
2024 Financial Outlook:
Based on current market conditions and assuming that the impacts of global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is updating its outlook for the full year 2024 as follows:
•Revenue of $570 million to $580 million.
◦Third quarter revenue slightly higher than second quarter revenue.
•Non-GAAP gross margin of 48.7% to 49.0%.
•Operating expenses of $276 million to $278 million.
•Non-GAAP operating margin of 0.5% to 1.0%.
•GAAP net loss of $106 million to $91 million, or ($1.50) to ($1.29) per diluted share.
◦Includes one-time extraordinary costs associated with Stratasys’ strategic alternatives process.
•Non-GAAP net income of $1 million to $4 million, or $0.01 to $0.05 per diluted share.
•Adjusted EBITDA of $24 million to $27 million.
•Capital expenditures of $20 million to $25 million.
Non-GAAP earnings guidance excludes $30 million to $32 million of share-based compensation expense, $25 million to $27 million of projected amortization of intangible assets, and reorganization and other expenses of $39 million to $45 million. Non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.
Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Second Quarter 2024 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its second quarter 2024 financial results on Thursday, August 29, 2024, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys website at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=2xc8Kb5W
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2024 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by relatively high interest rates, unfavorable currency exchange rates and other growth-inhibiting conditions; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 11, 2024 (the “2023 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2023 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly and six-month periods ended June 30, 2024, which will be furnished to the SEC on or about August 29, 2024, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Use of Non-GAAP Financial Measures
The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions, divestments and strategic process-related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity-method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a view of our performance that is comparable to those of other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.
Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(in thousands, except share data)
	June 30,	December 31,
	2024	2023

ASSETS
Current assets
Cash and cash equivalents	$70,858	$82,585
Short-term bank deposits	80,000	80,000
Accounts receivable, net of allowance for credit losses of $1,424 and $1,449 as of June 30, 2024 and December 31, 2023, respectively	150,483	172,009
Inventories	196,505	192,976
Prepaid expenses	8,570	7,929
Other current assets	17,575	24,596

Total current assets	523,991	560,095

Non-current assets
Property, plant and equipment, net	187,189	197,552
Goodwill	99,174	100,051
Other intangible assets, net	116,461	127,781
Operating lease right-of-use assets	17,928	18,895
Long-term investments	121,755	115,083
Other non-current assets	15,409	14,448

Total non-current assets	557,916	573,810

Total assets	$1,081,907	$1,133,905

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$49,495	$46,785
Accrued expenses and other current liabilities	31,627	36,656
Accrued compensation and related benefits	26,666	33,877
Deferred revenues - short-term	50,914	52,610
Operating lease liabilities - short-term	5,966	6,498

Total current liabilities	164,668	176,426

Non-current liabilities
Deferred revenues - long-term	18,880	23,655
Deferred income taxes	558	723
Operating lease liabilities - long-term	11,780	12,162
Contingent consideration	11,851	11,900
Other non-current liabilities	23,699	24,200

Total non-current liabilities	66,768	72,640

Total liabilities	231,436	249,066

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 71,132 shares and 69,656 shares issued 'and outstanding at June 30, 2024 and December 31, 2023, respectively	199	195
Additional paid-in capital	3,111,057	3,091,649
Accumulated other comprehensive loss	(9,133)	(7,079)
Accumulated deficit	(2,251,652)	(2,199,926)
Total Equity	850,471	884,839

Total liabilities and equity	$1,081,907	$1,133,905

Stratasys Ltd.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	unaudited	unaudited	unaudited	unaudited
Revenues
Products	$93,594	$109,112	$192,790	$210,083
Services	44,447	50,639	89,301	99,045
	138,041	159,751	282,091	309,128

Cost of revenues
Products	46,756	57,576	96,513	108,689
Services	30,785	35,953	61,181	68,822
	77,541	93,529	157,694	177,511

Gross profit	60,500	66,222	124,397	131,617

Operating expenses
Research and development, net	25,680	24,305	49,657	45,780
Selling, general and administrative	60,863	75,576	125,236	136,293
	86,543	99,881	174,893	182,073

Operating loss	(26,043)	(33,659)	(50,496)	(50,456)

Financial income (expense), net	(726)	687	491	1,460

Loss before income taxes	(26,769)	(32,972)	(50,005)	(48,996)

Income tax expense	762	725	1,478	4,500

Share in profits (losses) of associated companies	1,788	(4,918)	(243)	(7,343)

Net loss	$(25,743)	$(38,615)	$(51,726)	$(60,839)

Net loss per share
Basic	$(0.36)	$(0.56)	$(0.74)	$(0.89)
Diluted	$(0.36)	$(0.56)	$(0.74)	$(0.89)

Weighted average ordinary shares outstanding
Basic	70,746	68,648	70,367	68,107
Diluted	70,746	68,648	70,367	68,107

		Three Months Ended June 30,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$60,500	$7,175	$67,675	$66,222	$11,283	$77,505
	Operating income (loss) (1,2)	(26,043)	22,845	(3,198)	(33,659)	38,666	5,007
	Net income (loss) (1,2,3)	(25,743)	22,774	(2,969)	(38,615)	41,148	2,533
	Net income (loss) per diluted share (4)	$(0.36)	$0.32	$(0.04)	$(0.56)	$0.60	$0.04

(1)	Acquired intangible assets amortization expense		4,489			5,014
	Non-cash stock-based compensation expense		1,010			999
	Restructuring and other related costs		1,676			3,378
	Impairment charges and write off		—			1,892
			7,175			11,283

(2)	Acquired intangible assets amortization expense		1,111			2,686
	Non-cash stock-based compensation expense		6,335			7,024
	Restructuring and other related costs		3,639			2,468
	Contingent consideration		523			347
	Legal and other expenses		4,062			14,858
			15,670			27,383
			22,845			38,666

(3)	Corresponding tax effect		204			213
	Equity method related expenses		(1,593)			2,094
	Finance expenses		1,318			175
			$22,774			$41,148

(4)	Weighted average number of ordinary shares outstanding - Diluted	70,746		70,746	68,648		69,272

		Six Months Ended June 30,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$124,397	$13,314	$137,711	$131,617	$16,582	$148,199
	Operating income (loss) (1,2)	(50,496)	46,099	(4,397)	(50,456)	56,981	6,525
	Net income (loss) (1,2,3)	(51,726)	47,073	(4,653)	(60,839)	64,454	3,615
	Net income (loss) per diluted share (4)	$(0.74)	$0.67	$(0.07)	$(0.89)	$0.95	$0.05

(1)	Acquired intangible assets amortization expense		9,573			9,015
	Non-cash stock-based compensation expense		1,962			1,931
	Restructuring and other related costs		1,779			3,744
	Impairment charges and write off		—			1,892
			13,314			16,582

(2)	Acquired intangible assets amortization expense		3,570			4,880
	Non-cash stock-based compensation expense		14,032			14,332
	Restructuring and other related costs		4,559			4,266
	Revaluation of investments		1,900			580
	Contingent consideration		1,034			612
	Legal and other expenses		7,690			15,729
			32,785			40,399
			46,099			56,981

(3)	Corresponding tax effect		438			3,251
	Equity method related expenses		(629)			3,584
	Finance expenses		1,165			638
			$47,073			$64,454

(4)	Weighted average number of ordinary shares outstanding - Diluted	70,367		70,367	68,107		68,683

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance
Fiscal Year 2024
(in millions, except per share data)

GAAP net loss	($106) to ($91)

Adjustments
Stock-based compensation expense	$30 to $32
Intangible assets amortization expense	$25 to $27
Reorganization and other	$39 to $45
Tax expense (benefit) related to Non-GAAP adjustments	$2 to $3

Non-GAAP net income	$1 to $4

GAAP loss per share	($1.50) to ($1.29)

Non-GAAP diluted earnings per share	$0.01 to $0.05